Exhibit 99.3

Zapp EV Secures Increased Commitment of up to $50 million to Accelerate Commercial Rollout of the i300 Electric Urban Motorcycle

Facility to provide capital for expansion to additional countries, including initial proceeds to start production with planned new contract manufacturer in India

LONDON, July 12, 2024 – Zapp Electric Vehicles Group Limited (Nasdaq: ZAPP) (“Zapp EV” or the “Company”), owner of “Zapp”, the British electric vehicle brand on a mission to revolutionise personal urban mobility, today announced it has entered into a new standby equity purchase agreement (the “New SEPA”) with an affiliate of Yorkville Advisors Global, LP (the “Investor”). With this increased support, Zapp has secured additional financial resources that may be utilized as needed to expand commercial operations to additional countries. Initial proceeds from the transaction will also allow Zapp to start production and the commercial rollout of i300 in India, following the previously announced plan to appoint a new contract manufacturing partner for sales of Zapp’s vehicles in the country.

Previously, in February 2024, Zapp EV and the Investor entered into a standby equity purchase agreement (the “Original SEPA”) for a commitment from the Investor to purchase up to $10 million worth of the Company’s ordinary shares. The Original SEPA will be replaced by the New SEPA with a revised commitment of up to $50 million.

Per the New SEPA, the Investor has agreed to advance $4.0 million to Zapp in three tranches once conditions precedent have been met, including the filing and effectiveness of an SEC registration statement registering the resale of shares issuable under the New SEPA.

Thereafter, subject to certain conditions and limitations, Zapp EV will have the right, but not the obligation, in its sole discretion, to issue and sell to the Investor up to a further $46 million worth of its ordinary shares, based on the Company’s funding requirements and evolving share price during the three-year period following the effective date of the Original SEPA.

Swin Chatsuwan, Founder and Chief Executive Officer of Zapp EV, said: “Two-wheelers are critical for personal mobility in emerging markets, and these vehicles lend themselves exceptionally well to electrification. Zapp’s solution is designed to thrive with urban densification on the rise, particularly in Asia. This increased investor support provides the financial resources to accelerate the development of our business while retaining significant discretion as to the timing and amount of share issuances by Zapp, as needed. With our asset-light business model and modest funding requirements compared to other sectors, Zapp aims to deploy capital as efficiently as possible to maximize value for shareholders and launch sales of the i300 in an expanding set of countries.”

About Zapp EV

Zapp EV (Nasdaq: ZAPP) and its operating subsidiaries are run by a team of experts from the mobility industry, on a mission to redefine the electric two-wheeler segment. Zapp's debut product, the i300, is an urban electric high-performance two-wheeler capable of traditional motorcycle levels of performance in a step-through format, combining ease of use with exhilaration and fun. The i300 is the first in a suite of high-performance electric two-wheelers that Zapp plans to bring to market. Zapp will offer a high-quality direct-to-customer experience known as DSDTC (drop-ship-direct-to-customer). Customers ordering the i300 online will have their bikes conveniently delivered to their home by authorised “Zappers,” who will provide at-home inspection, service and support throughout the vehicle ownership lifecycle. Zapp is a registered trademark of Zapp Electric Vehicles Limited in the United Kingdom and other countries. For more information, visit www.zappev.com.

Zapp Investor Relations Contact:

Mark Kobal

Head of Investor Relations

ir@zappev.com

Zapp Media Relations Contact:

pr@zappev.com

No Offer or Solicitation

This press release is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Zapp EV or any of its respective affiliates. No such offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom. The contents of this press release have not been reviewed by any regulatory authority in any jurisdiction.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (or the “Exchange Act”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “budget,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are not historical facts but rather are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events and results to differ materially from those expressed or implied by the forward-looking statements in this document, including but not limited to various general and specific risks and uncertainties associated with the Company's business and finances in general.

Readers should review and carefully consider the risks and uncertainties described in the “Risk Factors” section of Zapp EV's annual report on Form 20-F (File No. 001-41693), which is incorporated herein by reference, and other documents the Company files with or furnishes to the U.S. Securities and Exchange Commission from time to time. These filings identify and address important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied by the forward-looking statements herein. The forward-looking statements herein represent the Company’s views as of the date of this document. Subsequent events and developments may cause these views to change. Readers are cautioned not to place undue reliance on the forward-looking statements herein, all of which are qualified by the foregoing cautionary statements. Except as required by applicable law, Zapp assumes no obligation and does not intend to update or revise the forward-looking statements herein, whether as a result of new information, future events, or otherwise. Zapp does not give any assurance that it will achieve its expectations. The inclusion of any statement in this document does not constitute an admission by Zapp or any other person that the events or circumstances described in any such statements are material.